August 1, 2011

Via EDGAR (form type label CORRESP)

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Novo Nordisk A/S
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed February 14, 2011
Form 6-K
Filed February 14, 2011
File No. 333-82318

Dear Mr. Rosenberg,

By letter dated July 14, 2011, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to our Annual Report (the “2010 Annual Report”) incorporated by reference into our Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”). In response to your comments and on behalf of Novo Nordisk A/S (“we” or the “Company”), I have provided responses to those comments and supplementary information as indicated below. For ease of reference, we have repeated your comments prior to our responses.

Financial Performance
Development in cost and operating profit, page 7

SEC Comment #1:

A basic premise of disclosure under Item 5 of Form 20-F is that historical information and trends are indicative of future performance. In that light, please tell us whether the 22% increase in your research and development spending in 2010 is expected to continue, whether the completion of phase 3 trials for Degludec and DegludecPlus in January 2011 with related regulatory submissions anticipated in the second half of 2011 will result in research and development spending reverting back to pre-2010 levels, or what other scenario regarding 2011 research and development expenses you expect. Also with respect to your expectation for 2011 research and development expenses, tell us whether you expect your historical relationship of approximately 75% of research and development expenditures spent on clinical development activities and approximately 25% of these expenditures spent on research activities, as disclosed on page 15 of your 2010 Form 20-F, to continue.

Our response

As a pharmaceutical company, the nature of our business and the yearly research and development spending depend on the progress of our clinical development projects and thus the activity levels and spending can vary from year to year. Consequently, the growth rate in our research and development spending in a single year will not always indicate expected growth in research and development spending in the following year. In 2010, the increase in research and development spending was driven principally by the Degludec and DegludecPlus phase 3a programs. These programs were the most extensive in Novo Nordisk history enrolling an accumulated total of approximately 11,000 patients in 2009, 2010 and 2011, and with the majority of studies being finalized in 2010 and the beginning of 2011. As a consequence, clinical development spending relating to Degludec and DegludecPlus is expected to decrease significantly from 2010 to 2011. We expect this decrease will be offset by substantial increases in research and development spending relating to non Degludec/DegludecPlus activities in 2011 such as the cardiovascular outcomes trial for Victoza® (LEADER™), two additional trials in the Liraglutide obesity program and the initiation of a Phase 3 program for the insulin/GLP-1 project “IDegLira”. Therefore, total reported 2011 research and development spending is expected to remain at the level of R&D spending in 2010.

In general, we expect that the growth in research and development spending will follow a trend in line with sales growth indicating that the R&D/Sales ratio is expected to be relatively constant in the foreseeable future. Thus, we expect to continue an expenditure level equivalent to 14-16% of sales in research and development activities going forward.

In relation to our historical relationship of approximately 70-75% of total research and development expenditures spent on clinical development activities, and approximately 25-30% of spent on research activities, we expect this ratio to continue in the foreseeable future. However, the proportion used on research and clinical development activities respectively may fluctuate in individual years depending on the  composition of the clinical development portfolio.

In response to the Staff’s comment, in future filings of our Annual Report and Annual Report on Form 20-F, we will disclose in the Performance section of our Annual Report our expectations for R&D spending for the following year provided that the level of spending relative to sales is expected to deviate significantly from the historic trend. In addition, we will disclose in future filings of our Annual Report and Annual Report on Form 20-F the expected split between clinical research and development expenditures for the following year if such split is expected to deviate significantly from the historic trend.

Pipeline Overview, page 24

SEC Comment #2:

Please provide the following information for late stage (i.e. Phase 3) projects listed in the Pipeline Overview on pages 24 and 25:
•	Provide us the year that each project entered Phase 3; and
•
Provide us information regarding the remaining terms of the patents for each project or other information regarding remaining patent protection or exclusivity for these late stage projects, if they were to reach commercialization.

Our response

With reference to our Pipeline Overview on pages 24 and 25 of the Annual Report 2010, please find, for each of our phase 3 projects, information regarding the year in which such project entered phase 3 as well as information regarding the remaining terms of the patents for such project:

Compound	Indication	Year of phase 3 initiation	Patent expiration
Degludec	Type 1 and 2 Diabetes	2009	Ex-US, 2024/ US, 20251
DegludecPlus	Type 1 and 2 Diabetes	2009	Ex-US, 2024/ US, 20251
Liraglutide	Obesity	2008	20222
rFXIII (NN1841)	FXIII Congenital deficiency	2008	US, 20213. Patents in Europe and Japan have expired.
N8 (rFVIII) (NN7008)	Haemophilia A	2009	Novo Nordisk does not expect to obtain composition of matter patent protection
1 May receive a term extension until 2027.
2 Includes expected patent term extension in US and Japan.
3 May receive a term extension until 2023.

With respect to non-patent exclusivities, for Degludec, DegludecPlus, and Liraglutide, we expect that any US data/marketing exclusivity for these products will expire well in advance of patent expiration.  In the US, NN1841 will benefit from a 12-year period of data exclusivity under the BPCIA that potentially will run from the date of marketing approval.

In response to the Staff’s comment, in future filings of our Annual Report and Annual Report on Form 20-F we will revise our pipeline description to include information regarding the year in which each phase 3 project entered phase 3 as well as patent expiration and where relevant key non-patent exclusivities for each compound in phase 3 clinical development.

SEC Comment #3:

If Degludec and DegludecPlus were to reach commercialization, tell us the extent to which you expect sales of these future insulin products to replace sales of your existing insulin products, shown on page 67.

Our response

The insulin market consists of 3 segments; the fast acting segment, the long acting basal segment and a combination of the two, the pre-mixed segment. Novo Nordisk is active in all three segments, and Degludec is a potential new long acting basal insulin, whereas DegludecPlus is a potential new insulin combination targeting the pre-mixed segment.

The insulin market has been characterized by innovation and product upgrades since insulin was discovered and first commercialized in the 1920's. Several generations of animal derived insulin in more and more purified versions were marketed until genetically modified human insulin was introduced in the 1980's. In the late 1990's and early 2000’s competition intensified with a gradual market introduction of a range of modern insulin analogues by the three key global market participants, including Novo

Nordisk. Degludec/DegludecPlus represent the potential entry into this already dynamic market for a new generation of insulin.

The conversion of the insulin market in connection with the introduction of a new generation of insulin has historically been slow, and it has typically taken around 15 years for the majority of the market to be using each new generation of insulin. In 2010, around 15 years after the first modern insulin analogue was launched, this generation of insulin accounted for approximately 80% of global insulin market value.

The background for this relatively low market dynamic is that the insulin market has historically been driven by limited patient switching between brands, as patients tend to stay with an insulin treatment they have been trained on and grown comfortable with. Thus, the potential penetration of Degludec and DegludecPlus into the insulin market is expected to have only limited immediate adverse impact on the absolute level of sales for our existing products on the market. However, the market dynamic for insulins has historically been explained by patients new to insulin primarily being initiated on the newer versions of insulins. Hence, the previous generations of insulins reach a certain volume and then decline slowly as patients naturally leave the market or require a more advanced insulin treatment.

Consequently, if Degludec and DegludecPlus are commercialized, we expect future growth of our existing insulin products will decline and sales of our existing insulin products will eventually decline in absolute terms. Given the market conditions described above, however, we believe it would be too speculative and, therefore, potentially provide investors with a misleading picture at this point in time, to attempt to predict the degree to which Degludec and DegludecPlus will replace sales of our existing insulin products. In response to the Staff’s comment and to provide investors with information based on historical data, if Degludec and DegludecPlus reach commercialization, we expect to disclose in future filings of our Annual Report and Annual Report on Form 20-F sales data for both Degludec and DegludecPlus, respectively.

* * * * *

Finally, in responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, you are welcome to contact me at +45 4442 3295 or Lars Green, Senior Vice President of Corporate Finance at +45 4442 7974.

Sincerely,

/s/ Jesper Brandgaard

Jesper Brandgaard
Executive Vice President and
Chief Financial Officer

Cc:
Mr. Lars Rebien Sørensen, President and Chief Executive Officer, Novo Nordisk
Mr. Kurt Anker Nielsen, Chairman of the Audit Committee, Novo Nordisk